September 10, 2018

Geert Cauwenbergh
President and Chief Executive Officer
RXi Pharmaceuticals Corporation
257 Simarano Drive, Suite 101
Marlborough, MA 01752

       Re: RXi Pharmaceuticals Corporation
           Registration Statement on Form S-1
           Filed August 31, 2018
           File No. 333-227173

Dear Dr. Cauwenbergh:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dorrie Yale at 202-551-8776 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Ryan Murr